Filed by Mountain & Co. I Acquisition Corp.

pursuant to Rule 425 of the Securities Act of 1933

Subject Companies: Bridgeburg Invest, S.L.

Mountain & Co. I Acquisition Corp.

(Commission File No.: 001-41021)

The following communication was published by FC Barcelona as a press release on August 11, 2023.

FC Barcelona announces the entry of new strategic partners as growth accelerators of Barça Vision (Bridgeburg) and informs on the agreement with Mountain & Co. I Acquisition Corp in order to guarantee Barça Media's success.

FC Barcelona has announced that LIBERO football finance AG and private investors advised by NIPA Capital B.V. have become new partners in Bridgeburg Invest, the holding company of Barça Vision.

The investors have acquired a total of 29,5% of the ownership of Barça Vision (Bridgeburg) for € 120 million corresponding to part of the participation being held by Socios.com and Orpheus Media. Barça Vision is the Club’s initiative to integrate all digital content around Web3 and blockchain including NFTs and metaverse, which are part of the Club’s strategy to build the digital Espai Barça.

With this transaction, FC Barcelona succeeds in strengthening Barça Vision alongside strategic partners who provide knowledge and experience to foster business opportunities in the digital world of sports and entertainment.

The German-based company LIBERO football finance AG, which is publicly listed on the Regulated Market of Frankfurt Stock Exchange (ISIN: DE000A161N22), specializes in holistically supporting football clubs in all matters of financing and profitability, and offers fully comprehensive advisory services around all economic matters of professional football clubs.

NIPA Capital B.V, a Dutch based investment company provides a unique and innovate vision to accelerate company’s growth and will continue to advise the entity going forward

The sale of the participation in Bridgeburg Invest was conducted in accordance with the authorization of the General Assembly of Members of FC Barcelona held on October 23, 2021, and the participation of Socios.com and Orpheus Media as minority partners, which was ratified on October 9, 2022.

Socios.com and Orpheus will continue to play a key role in FC Barcelona’s Web3 strategy moving forward as strategic partners, deploying their expertise and technological infrastructure to develop new opportunities across various channels such as the BAR Fan Token.

Agreement with Mountain & Co. I Acquisition Corp to boost of Barça Media activity.

Simultaneously, FC Barcelona enters into a Business Combination Agreement with Mountain & Co. I Acquisition Corp (NASDAQ: MCAA), a special purpose acquisition company focused on the sector of European digital media and technology. Under this transaction, FC Barcelona will merge its digital Barça Vision and audiovisual content units under the brand “Barça Media”. The agreement will allow Barça Media to access additional financing through the US capital markets and will accelerate the Club's initiatives across digital and audiovisual sectors and strengthens its ability to distribute Barça Media's content to new audiences in strategic markets around the globe. FC Barcelona expects Barça Media to become a significant source of income for the Club a pro-forma enterprise value of approximately USD 1 billion (approximately €910 million).

This transaction will require the approval of the shareholders of Mountain & Co. I Acquisition Corp. , the approval of the General Assembly of the members of FC Barcelona and is subject to other customary closing conditions. Closing is expected to take place in the last quarter of 2023.

STATEMENT BY JOAN LAPORTA, PRESIDENT OF FC BARCELONA

"Over the past few years, we have made considerable progress in the digital ecosystem turning our assets into a creative hub that boosts FC Barcelona’s brand to unique levels in the World," commented President Joan Laporta. "Club’s content strategy has proven to be a success and provides us with new ways to connect with our fans globally in addition to generate new revenue streams. This step we are taking now is a strategic move that provides us with new resources to continue growing at a time when the demand for digital sports content is clearly expanding reinforcing the path of digital transformation started in 2022".

About Barça Vision and Barça Media

Barça Vision is FC Barcelona's platform grouping all the initiatives associated with Web3, NFT's and metaverses. Barça Vision is a fundamental part of the Club's strategy to build the Espai Barça Digital and bring together the digital community of FC Barcelona fans from all over the world, with a focus on Gen Alpha, Gen Z and Millennials. FC Barcelona has already taken different steps such as the official FC Barcelona channel on Discord or the launch of the collection of 3000 Barça NFTs with Plastiks to promote sustainability projects around the World.

The construction of Espai Barça Digital is one of the top priorities of the Board chaired by Joan Laporta at the same level as the physical transformation of Espai Barça. The path laid out for the new digital era of FC Barcelona started on July 29, 2022 when Barça auctioned at Sotheby's New York the first NFT in the Club’s history, the Masterpiece #1 In a way, Immortal, a tribute to an iconic goal by Johan Cruyff from December 1973 and subsequently the Masterpiece # 2 Empowerment, inspired by Alexia Putellas on the OpenSea digital platform on June 28. Previously, the Club launched its official Fan Token BAR, which has provided millions of culers around the world with a new platform to connect with the club.

With more than 330 million fans, 434 million television viewers during the 2021/2022 season alone and more than 421 million social media followers around the globe, FC Barcelona has become one of the most important sports organizations in the world. With Barça Media, FC Barcelona centralizes the creation, production, and marketing of the digital content that the Club has been producing for more than 20 years. Barça Media mission is to produce dynamic and engaging content that can be distributed through its own distribution channels and world-leading external platforms such as Disney+, DirecTV, Sony Pictures, Univision and DaZN to reach global audiences. Every year FC Barcelona produces thousands of hours of audiovisual production that make FC Barcelona a global icon in the world of sports and the entertainment and a leader in digital broadcasting with more than 2.5 billion digital interactions on its social networks (Twitter, Instagram, Facebook, Youtube and Twitch) during the 2021-22 season.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of section 27A of the Securities Act and Section 21E of the Exchange Act that are based on beliefs and assumptions and on information currently available to Mountain & Co. I Acquisition Corp. (“Mountain”) and Bridgeburg Invest, S.L. (the “Company”), an indirect subsidiary of the Club under a newly-formed Netherlands private limited liability company to be renamed Barça Media. In some cases, you can identify forward-looking statements by the following words: “budget,” “may,” “will,” “could,” “would,” “should,” “forecast,” “future,” “might,” “outlook,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” “target,” “seek” or the negative or plural of these words, or other similar expressions that are predictions or indicate future events or prospects, although not all forward-looking statements contain these words. Any statements that refer to expectations, projections or other characterizations of future events or circumstances, including strategies or plans as they relate to the proposed transaction, are also forward-looking statements. These forward-looking statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. Most of these factors are outside Mountain’s, the Company’s and Barça Media’s control and are difficult to predict. Forward-looking statements in this communication include, but are not limited to, statements regarding the proposed transaction, including the timing and structure of the transaction, the satisfaction of the closing conditions to the proposed transaction, the level of redemptions by Mountain’s public shareholders, the prospects and anticipated value of Barça Media and its content, services and brand in the future, and the proceeds and benefits of the proposed transaction. These forward-looking statements are subject to a number of risks and uncertainties, including, among others: changes in domestic and foreign business, market, financial, political and legal conditions; the ability to complete the business combination due to the requirement to obtain approval from Mountain’s shareholders and the Club’s general assembly, and to satisfy other closing conditions in the business combination agreement; the ability to successfully negotiate and enter into the ancillary agreements to the business combination agreement, including, but not limited to, the content production and license agreement; the occurrence of any event that could give rise to the termination of the business combination agreement; the outcome of any legal proceedings that have been or may be instituted against Mountain, the Company, the Club or others; the ability to recognize the anticipated benefits of the proposed transaction; the amount of redemption requests made by Mountain’s public shareholders; whether Barça Media’s shares will be approved for listing on the Nasdaq and the ability to meet stock exchange listing standards following the consummation of the proposed transaction; the risk that the proposed transaction disrupts current plans and operations as a result of the announcement and thereafter; costs related to the proposed transaction; the Company’s ability to grow and achieve its business objectives; the effects of competition on the Company’s future business; changes in consumer viewing habits and the emergence of new content distribution platforms; the Company’s ability to execute a digital media strategy that generates the revenue anticipated; the Company’s ability to maintain, enhance and protect and the Company’s dependence on the popularity of the Club’s brand and reputation; the Company’s ability to adequately protect against media piracy; the ability of Mountain, Barça Media or the Company to issue equity or obtain financing in connection with the proposed transaction or in the future; and other risks and uncertainties, including those to be included under the heading “Risk Factors” in the registration statement on Form F-4 to be filed by Barça Media with the SEC and those included under the heading “Risk Factors” in the annual report on Form 10-K for year ended December 31, 2022 of Mountain and in its subsequent quarterly reports on Form 10-Q and other filings with the SEC.

The forward-looking statements in this communication speak only as of the date of this communication. However, while Mountain, the Company and Barça Media may elect to update these forward-looking statements at some point in the future, there is no current intention to do so, except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing the views of Mountain, the Company and Barça Media as of any date subsequent to the date of this communication.

Additional Information and Where to Find It

In connection with the proposed transaction, Barça Media intends to file with the SEC a registration statement on Form F-4 that will include a prospectus with respect to Barça Media’s securities to be issued in connection with the proposed transaction and a proxy statement with respect to the shareholder meeting of Mountain to vote on the proposed transaction. Shareholders of Mountain and other interested persons are encouraged to read, when available, the preliminary proxy statement/prospectus as well as other documents to be filed with the SEC because these documents will contain important information about Barça Media, the Company, Mountain and the proposed transaction. After the registration statement is declared effective by the SEC, the definitive proxy statement/prospectus to be included in the registration statement will be mailed to shareholders of Mountain as of a record date to be established for voting on the proposed transaction. Once available, shareholders of Mountain will also be able to obtain a copy of the registration statement, including the proxy statement/prospectus, and other documents filed with the SEC without charge, by directing a request to: Mountain & Co. I Acquisition Corp., 4001 Kennett Pike, Suite 302 Wilmington, Delaware 19807. The preliminary and definitive proxy statement/prospectus to be included in the registration statement, once available, can also be obtained, without charge, at the SEC’s website (www.sec.gov).

Participants in the Solicitation

Mountain, the Company and Barça Media and their respective directors and executive officers may be considered participants in the solicitation of proxies with respect to the potential transaction described in this communication under the rules of the SEC. Information about the directors and executive officers of Mountain and their ownership is set forth in Mountain’s filings with the SEC, including its annual report on Form 10-K for the year ended December 31, 2022 and subsequent filings, including quarterly reports on Form 10-Q and Forms 4. Information about the Company’s and Barça Media’s respective directors and executive officers and their ownership will be set forth in the preliminary and definitive proxy statement/prospectus to be included in the Registration Statement. Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Mountain’s shareholders in connection with the potential transaction will be set forth in the preliminary and definitive proxy statement/prospectus to be included in the Registration Statement. These documents are available free of charge at the SEC’s website at www.sec.gov or by directing a request to: Mountain & Co. I Acquisition Corp., 4001 Kennett Pike, Suite 302 Wilmington, Delaware 19807.

No Offer or Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and does not constitute an offer to sell or a solicitation of an offer to buy any securities of Mountain or Barça Media, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.